INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the management.

The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

(Unaudited)		September 30,	December 31,
(thousands of Canadian dollars)	Notes	2019	2018
		$	$
ASSETS
Current
Cash and cash equivalents		33	26
Cash in trust	16	50	-
Accounts receivable		234	185
Prepaids and deposits		46	58
Current Assets		363	269
Non-current
Deposits		213	215
Property and equipment	4	3,839	2,681
Total Assets		4,415	3,165

LIABILITIES
Current
Cash in trust	16	50	-
Accounts payable and accrued liabilities		2,078	2,057
Loans from related parties	6	388	1,542
Convertible debt	7	-	32
Lease liabilities	8	27	-
Current Liabilities		2,543	3,631
Non-current
Loans from related parties	6	2,372	3,553
Convertible debt	7	-	356
Decommissioning liability	9	4,152	3,808
Total Liabilities		9,067	11,348
SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	10	108,437	101,715
Contributed surplus		13,067	13,934
Deficit		(129,726)	(127,477)
Accumulated other comprehensive income		3,570	3,645
Total Shareholders' Equity (Deficit)		(4,652)	(8,183)
Total Liabilities and Shareholders' Equity (Deficit)		4,415	3,165

Going concern - Note 2(b) Approved on behalf of the Board:

"signed"	"signed"
Simon Raven - Director	Robert Hodgkinson - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars, except per share amounts)	Notes	2019	2018	2019	2018
		$	$	$	$
REVENUES
Gross revenues		308	570	901	1,644
Royalties		(35)	(51)	(122)	(165)
Total Revenues, net of royalties	14	273	519	779	1,479

EXPENSES
Operating and transportation		335	419	1,025	1,450
Amortization, depletion and impairment losses	5	404	302	577	956
General and administrative		211	290	713	1,007
Financing expenses		153	254	609	754
Stock based compensation		16	-	98	77
Foreign exchange (gain) loss		1	(121)	10	221
Total Expenses		1,120	1,144	3,032	4,465

Loss before income taxes and other items		(847)	(625)	(2,253)	(2,986)
Deferred income tax recovery		-	-	-	93
Other income		1	-	4	-

Loss for the period		(846)	(625)	(2,249)	(2,893)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		28	(239)	(75)	431

Comprehensive loss		(818)	(864)	(2,324)	(2,462)

Loss per common share - basic and diluted	12	(0.00)	(0.01)	(0.01)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Expressed in Canadian Dollars)

(Unaudited)	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2019	103,606,088	101,715	13,934	(127,477)	3,645	(8,183)
Shares issued via private placements, net of issuance costs	38,888,001	2,296	-	-	-	2,296
Shares issued via debt conversion, net of issuance costs	74,024,262	4,426	-	-	-	4,426
Reversal of contributed surplus related to value of conversion feature on convertible debt	-	-	(965)	-	-	(965)
Stock-based compensation	-	-	98	-	-	98
Loss	-	-	-	(2,249)	-	(2,249)
Foreign currency translation adjustment	-	-	-	-	(75)	(75)
Balance as at September 30, 2019	216,518,351	108,437	13,067	(129,726)	3,570	(4,652)

Balance as at January 1, 2018	103,606,088	101,715	13,752	(115,845)	2,472	2,094
Stock-based compensation	-	-	77	-	-	77
Loss	-	-	-	(2,893)	-	(2,893)
Foreign currency translation adjustment	-	-	-	-	431	431
Balance as at September 30, 2018	103,606,088	101,715	13,829	(118,738)	2,903	(291)

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

(Unaudited)		Nine months ended September 30
(thousands of Canadian dollars)	Notes	2019	2018
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(2,249)	(2,893)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		577	956
Stock based compensation		98	77
Non-cash financing expenses		383	416
Non-cash foreign exchange on financial contract liability		-	215
Miscellaneous non-cash items		-	(93)
Cash flows used in operations		(1,191)	(1,322)
Changes in operating working capital	12	(133)	914
Total Cash Flows used in Operating Activities		(1,324)	(408)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		2	(2)
E&E expenditures		(4)	(5)
Additions to property and equipment	4	(1,406)	(739)
Changes in investing working capital	12	257	232
Total Cash Flows used in Investing Activities		(1,151)	(514)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Convertible debt, net of financing costs		239	-
Shares issued for cash, net of share issue costs		2,296	-
Payments on lease liabilities		(74)	-
Changes in financing working capital	12	21	(28)
Total Cash Flows from (used in) Financing Activities		2,482	(28)

CHANGE IN CASH AND CASH EQUIVALENTS		7	(950)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		26	1,010

CASH AND CASH EQUIVALENTS, END OF PERIOD		33	60

Supplemental cash flow information - Note 12

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. The address of its registered office is 523 – 999 Canada Place, Vancouver, British Columbia. On September 5, 2019, the Company announced publicly its plan to convert its production facilities at Woodrush in NE B.C. to a methanol production facility. The plan is subject to securing project financing of approximately $20,000,000 in Q1 2020. If the Company achieves its objective, it will transit from an “upstream” producer of natural gas to a “midstream” processor of methanol as defined by the Provincial of British Columbia Oil and Gas Commission regulations.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Audit Committee on October 28, 2019.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

The interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2018. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effect.

The Company applies, for the first time, IFRS 16 “Leases”. As required by IAS 34, the nature and effect of these changes are disclosed below in note 3 of the financial statements.

(b) Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred a loss of $2,249,000 during the nine months ended September 30, 2019 and as of that date has a working capital deficiency of $2.2 million and an accumulated deficit of $130.0 million.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company adopted IFRS 16 "Leases" on January 1, 2019. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective approach, whereby the cumulative effect of initially applying the standard was recognized as a $97,000 increase to right-of-use assets (included in "property and equipment") with a corresponding increase to lease liabilities. The right-of-use assets recognized were measured at amounts equal to the present value of the lease liabilities. The weighted average incremental borrowing rate used to determine the lease liabilities at adoption was approximately 10%. The right-of-use asset and lease liabilities recognized relate to the Company's head office lease in Vancouver and the lease for its Calgary office. The Company elected to not apply lease accounting to the short-term leases and leases for low-value assets.

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2018	34,127	15,348	158	49,633
Additions	778	1	2	781
Change in decommissioning provision	(232)	(2)	-	(234)
Disposals	-	(486)	(1)	(487)
Foreign currency translation and other	-	1,363	-	1,363
Balance at December 31, 2018	34,673	16,224	159	51,056
Additions	1,406	-	-	1,406
Increase in right-of-use asset	-	-	97	97
Change in decommissioning provision	279	11	-	290
Disposals	-	-	(8)	(8)
Foreign currency translation and other	-	(479)	-	(479)
Balance at September 30, 2019	36,358	15,756	248	52,362

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2018	(30,523)	(1,806)	(142)	(32,471)
Amortization and depletion	(951)	(205)	(4)	(1,160)
Impairment losses	(3,100)	(11,459)	-	(14,559)
Foreign currency translation and other	-	(185)	-	(185)
Balance at December 31, 2018	(34,574)	(13,655)	(146)	(48,375)
Amortization and depletion (Note 5)	(382)	(104)	(73)	(559)
Disposals	-	-	7	7
Foreign currency translation and other	-	404	-	404
Balance at September 30, 2019	(34,956)	(13,355)	(212)	(48,523)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2018	99	2,569	13	2,681
At September 30, 2019	1,402	2,401	36	3,839

The Company determined that there were no indicators of impairment for its Canadian and U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2019.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2019	2018
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses	18	2
Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	559	954
	577	956

NOTE 6 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equities Corporation (“HEC”)
(i)	$4,500,000 loan

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 6(b)).

As at September 30, 2019, the carrying value of the loan liability is as follows:

$
Balance at December 31, 2017	2,498
Accretion expense	339
Balance at December 31, 2018	2,837
Accretion expense	183
Reversal of conversion feature on repayment	860
Repayment via share issuance	(2,500)
Balance at September 30, 2019	1,380
Current portion	(194)
Non-current portion	1,186

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

The Company entered into an agreement with HEC to convert $2,500,000 into 41,666,666 shares of the Company. The agreement was approved by the “disinterested” or minority shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 41,666,666 shares of the Company were issued to HEC. The loan amount owing at September 30, 2019 is $2,000,000.

(ii)       $1,000,000 loan

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan are repayable on or before June 30, 2019.

The Company entered into an agreement with HEC to convert $1,000,000 into 16,666,667 shares of the Company. The agreement was approved by the “disinterested” or minority shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 16,666,667 shares of the Company were issued to HEC and the loan was repaid in full accordingly.

(b)        Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 6(a)).

As at September 30, 2019, the carrying value of the loan liability is as follows:

$
Balance at December 31, 2017	1,110
Accretion expense	148
Balance at December 31, 2018	1,258
Accretion expense	122
Balance at September 30, 2019	1,380
Current portion	(194)
Non-current portion	1,186

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

On May 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of September 30, 2019. On October 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to further defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of December 31, 2019. The amounts owing at September 30, 2019 are approximately $83,000. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

NOTE 7 – CONVERTIBLE DEBT

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI (note 6). The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. The Company closed the private placement of convertible debt in two tranches in October 2018 ($520,000) and January 2019 ($260,000) for an aggregate amount of $780,000 upon receipt of all regulatory approvals.

The fair value of the $780,000 loan was determined by applying a risk-adjusted rate of 13% to discount the contractual cash flows over the life of the loan. The fair value of the liability component of $613,000 is then deducted from the face value of the loan ($780,000), with the balance being taken directly to equity. Related financing costs of $41,000 were allocated to the liability and equity components. For equity, the costs of $10,000 are accounted for as a deduction from equity. For liability, the costs of $31,000 are accounted for as a deduction from the carrying amount of the liability.

At September 30, 2019, the carrying value of the convertible debt is as follows:

$
Balance upon initial recognition (first tranche)	381
Accretion expense	7
Balance at December 31, 2018	388
Amount upon initial recognition (second tranche)	202
Accretion expense	5
Reversal of conversion feature on repayment	157
Loss on debt conversion	28
Repayment by share issuance	(780)
Balance at September 30, 2019	-

In February 2019, all four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

NOTE 8 – LEASE LIABILITIES

$
Balance at January 1, 2019
Initial recognition	97
Interest expense	4
Lease payments	(74)
Balance at September 30, 2019	27
Current portion	(27)
Non-current portion at September 30, 2019	-

The Company has lease liabilities for contracts related to the office space for its offices in Vancouver and Calgary. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2018	3,839	132	3,971
Additions	60	-	60
Change in estimated future cash flows	(296)	(3)	(299)
Actual costs incurred and other	(15)	12	(3)
Unwinding of discount	76	3	79
Balance at December 31, 2018	3,664	144	3,808
Additions	40	-	40
Change in estimated future cash flows	255	10	265
Actual costs incurred and other	-	(4)	(4)
Unwinding of discount	41	2	43
Balance at September 30, 2019	4,000	152	4,152

(1) relates to property and equipment (note 4)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2019:
Discount rate	1.44%	1.57%
Inflation rate	2.00%	2.00%

As at December 31, 2018:
Discount rate	1.94%	2.15%
Inflation rate	2.00%	2.00%

NOTE 10 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In July 2019, the Company completed a private placement and 5,835,667 common shares were issued at a price of $0.06 per share for gross proceeds of $350,000. The Company paid professional and other costs of $9,000 related to this offering. 100% of the common shares were issued to two officers of the Company.

In March 2019, the Company completed a private placement and 33,052,334 common shares were issued at a price of $0.06 per share for gross proceeds of $1,983,000. The Company paid professional and other costs of $28,000 related to this offering. 906,267 of the common shares were issued to a director of the Company (239,600) and a creditor of the Company (666,667) to settle the amounts owing to them.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – STOCK OPTIONS

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2018	3,400,000	0.16
Options granted	1,850,000	0.09
Options cancelled	(400,000)	0.16
Balance at December 31, 2018	4,850,000	0.13
Options granted	3,500,000	0.06
Options cancelled	(800,000)	0.13
Balance at September 30, 2019	7,550,000	0.10

Details of the stock options as at September 30, 2019 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.06	3,500,000	0.06	4.35	1,750,000	0.06	4.35
$0.09	1,450,000	0.09	1.25	1,450,000	0.09	1.25
$0.16	2,600,000	0.16	1.68	2,600,000	0.16	1.68
	7,550,000	0.10	2.83	5,800,000	0.11	2.38

The fair value of the options issued during the nine months ended September 30, 2019 and 2018 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2019	2018

Fair value at grant date	$0.06	$0.04
Expected volatility	108.49%	100.59%
Expected option life	2.16 years	1.46 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.82%	1.80%
Estimated forfeiture rate	4.10%	5.04%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SUPPLEMENTAL INFORMATION

(a)        Changes in working capital consisted of the following:

	Nine months ended September 30
	2019	2018
	$	$
Changes in non-cash working capital:
Accounts receivable	(49)	128
Prepaids and deposits	12	(19)
Accounts payable and accrued liabilities	182	1,009
	145	1,118
Comprised of:
Operating activities	(133)	914
Investing activities	257	232
Financing activities	21	(28)
	145	1,118
Other cash flow information:
Cash paid for interest	-	293
Income taxes paid	-	-

(b)        Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Weighted average common shares outstanding
Basic	216,518,351	103,606,088	175,601,011	103,606,088
Diluted	216,518,351	103,606,088	175,601,011	103,606,088

NOTE 13 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2019 and 2018 and in addition to the loans from related parties (note 6), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and director fees of $221,000 (2018 - $353,000) and non-cash stock-based compensation of $98,000 (2018 - $77,000). Key management includes the Company’s officers and directors. The salaries and director fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2019 is $268,000 (December 31, 2018 - $207,000) owing to the officers and directors of the Company.

(b)

Interest expenses of $Nil (2018 - $293,000) related to the loans from related parties were paid in cash to the companies controlled by or associated with a director of the Company. And, interest expenses of $161,000 (2018 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with a director of the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2019 and 2018
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2019	2018	2019	2018	2019	2018
	$	$	$	$	$	$
Nine months ended September 30
Revenues, net of royalties	550	1,094	229	385	779	1,479
Segmented loss	(2,066)	(2,596)	(183)	(297)	(2,249)	(2,893)
Amortization, depletion and impairment losses	473	835	104	121	577	956
Interest expense	536	649	-	-	536	649
Capital expenditures	1,410	743	-	1	1,410	744

NOTE 15 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

NOTE 16 – SUBSEQUENT EVENT

In September 2019, the Company received the conditional approval from Toronto Stock Exchange (“TSX”) for a private placement of unit offering of up to 25,000,000 units at a price of $0.03 per unit for gross proceeds of $750,000. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at $0.04 per common share for a one-year term from the date of issuance. The Company has the right to demand with a 5-business day notice the accelerated expiry within the term of the warrant if the 5-day VWAP is $0.09 or above. $50,000 of the total closing amount of $750,000 was received on or before September 30, 2019 and is included in “Cash in trust” on the Company’s unaudited interim condensed consolidated balance sheet herein at September 30, 2019. On October 24, 2019, the Company received conditional approval from the TSX to increase the size of the offering up to 40,000,000 units under the same terms and conditions. The Company expects to close the unit offering on or about November 7, 2019.